Exhibit 99.3

Algonquin Power & Utilities Corp. Declares First Quarter 2019 Preferred Share Dividends

Oakville, Ontario – February 28, 2019 – Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN, AQN.PR.A, AQN.PR.D, NYSE: AQN, AQNA) announced today that the Board of Directors has declared the following preferred share dividends:

1.
C$0.32263 per Preferred Share, Series A, payable in cash on April 1, 2019, to Preferred Share, Series A holders of record on March 15, 2019 for the period from December 31, 2018 to, but excluding, March 31, 2019.

2.
C$0.3125 per Preferred Share, Series D, payable in cash on April 1, 2019,  to Preferred Share, Series D holders of record on March 15, 2019 for the period from December 31, 2018 to, but excluding, March 31, 2019.

Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, APUC hereby notifies its Series A Preferred Shareholders and its Series D Preferred Shareholders that such dividends declared qualify as eligible dividends.

APUC recently announced that it does not intend to exercise its right to redeem its Cumulative Rate Reset Preferred Shares, Series D on April 1, 2019, and that as a result, subject to certain conditions, the holders of the Preferred Shares, Series D will have the right to convert such shares into Cumulative Floating Rate Preferred Shares, Series E. For further information, refer to the press release of the Company issued on February 26, 2019, which may be found on our corporate website at www.algonquinpowerandutilities.com and in our corporate filings, on SEDAR (https://sedar.com) and EDGAR (https://www.sec.gov/edgar.shtml).

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.

About Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility with approximately $9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 768,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through ownership of or investments in long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity.  APUC delivers continuing growth through an expanding pipeline of renewable energy, electric transmission, and water infrastructure development projects with a global focus, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC’s common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.

Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", “intends”, “expects” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include the intention not to redeem the Preferred Shares, Series D. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's most recent annual and interim management's discussion and analysis and most recent annual information form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of the date hereof. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

For further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone:  (905) 465-4500